DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

March 26, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Fina[redacted]
450 – 5th Street NW
Washington, D.C.
20549

07022513

RECEIVED

Dear Sirs/Mesdames:

Re: News Release dated March 26, 2007

Enclosed is a copy of our News Release dated March 26, 2007 for your records.

SUPPL

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
APR 12 2007
THOMSON
FINANCIAL

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

March 26, 2007 For Immediate Release

***MOLY ON THE MIND AS NEXT BIG PLAY**
ACQUISITION OF SEDISH CREEK MOLYBDENUM PROSPECT

To provide background information, the following quote is appropriate:

> *"The Sprott Molybdenum Participation Corp. intends to use more than half of the proceeds from its IPO to invest in moly-related stocks. It also plans to buy actual molybdenum, which may tie up more supply from an already tight market. Blue Pearl has been named as an adviser to the moly fund. The price of molybdenum was unchanged at $29.15 (U.S.) per pound yesterday, according to Bloomberg data. The price has gained approximately $5 in the past month.
>
> With just 400 million pounds of metal produced a year, the moly market is susceptible to supply disruptions. This month, China said it would impose a quota system, restricting moly exports to those who produce more than 3,000 tonnes per year. The measure is designed to crack down on small "mom and pop" moly mines that are common in China."

In addition to its other molybdenum prospects, namely the Thomlinson Creek, the Lennac Lake, and Britain River prospects, Dentonia has now acquired, by staking, the Sedish Creek Prospect, all in B.C.

*from The Globe and Mail dated March 22, 2007

Sedish Creek Prospect

This is a significant new molybdenum-copper prospect in the Mount Thomlinson Molybdenum District near Hazelton, B.C. The prospect consists of 25 claim units totaling 458 hectares and is located 7 km. south of the Mount Thomlinson molybdenum deposit.

The Sedish Creek claims cover a highly anomalous silt geochemical anomaly of 15 ppm Mo obtained by the BC Energy Mines and Petroleum resources reconnaissance (RGS) survey. The sample is higher than the 99 percentile threshold of other streams draining the Thomlinson intrusive complex. The sample also reported copper in the +95 percentile range.

Dentonia will conduct a preliminary exploration program on the project in conjunction with its follow-up work on its Thomlinson Creek project, in the summer.

Previously Acquired Moly Prospect

Due to low moly prices in the 1980's and 1990's, and up until a few years ago, these prospects lay dormant and unexplored, but with an increase in the price of moly, these prospects provide excellent exploration targets. Dentonia has acquired the Thomlinson Creek, the Lennac Lake, and the Brittain River prospects and details of these prospects are briefly described as follows:

The Thomlinson Creek Molybdenum Prospect

The Thomlinson Creek molybdenum prospect is located near Hazelton, central British Columbia. It lies within relative proximity of several producing and past producing mines and molybdenum deposits, such as Blue Pearl's currently producing Endako Mine and its Davidson deposit at Smithers.

The assay results from its 2 diamond drill hole successfully completed in October and November, 2006, each intersected 300+ meters of mineralization, the 330 samples obtained, assayed between 0.02% to 0.03% Mo, which at today's price are sub-economic, with traces of gold, copper, and rhenium. The best result was a 2 meter interval, which assayed 0.15% Mo. This prospect requires follow up work.

The Lennac Lake Porphyry Cu-Mo Prospect

The Lennac Lake Prospect, located in the Babine Lake area of central British Columbia, is comprised of 68 claim units and has been explored since 1971 by various operators, including some majors.

The Lennac Lake property covers several zones of Cu-Mo mineralization associated with porphyritic phases of the Late Cretaceous Bulkley intrusions. These intrusions are of a similar age and composition to those that host the Yorke Hardy (Davidson) porphyry Mo deposit at Smithers (Blue Pearl Mining), 48 kilometres to the west, and the operating Huckleberry porphyry Cu mine, 130 kilometres to the southwest. Although the west and east zones of Lennac Lake prospect have been tested by drilling, original drill logs and assays are not available and the potential of these zones is difficult to assess, particularly their overall Au content.

The newer southeast zone is untested by drilling and represents a significant, under-explored exploration target. Isolated outcrops and trenches have exposed mineralization over a distance of 600 metres suggesting the potential for large deposits. Of particular importance is the occurrence of molybdenum bearing quartz vein stock workings in siliceous quartz-feldspar porphyry within this zone. This occurrence has been exposed by trenching in a relatively flat area with virtually no outcrop. The extent and overall grade of this mineralization is currently unknown and can only be evaluated by further exploration work, particularly diamond drilling.

The Lennac Lake property is ideally situated for potential development. A paved road and powerline are located within 5 kilometres of the property, and access to major rail and highway routes is only 30 kilometres to the southwest. In addition, the property covers relatively flat terrain covered by pine forest that is infected with pine beetle. Salvage logging will probably occur in the next few years thus opening up the area to further exploration. Finally, because of the flat terrain and shallow overburden, the stripping ratio for an open pit operation would be very low thus reducing mining costs.

Brittain River Porphyry Mo-Cu Prospect

The Brittain River porphyry Mo-Cu prospect is located approximately 45 kilometres east-northeast of Powell River in the Jervis Inlet area, Southwest British Columbia, and consists of 7 claims, 6 claims recently staked by Dentonia.

This project is accessible via logging roads that starts at a barge landing on Jervis Inlet, approximately 10 kilometres south of the Brittain River prospect.

The Brittain River prospect represents a significant, under-explored porphyry Mo-Cu prospect within the Coast Complex. Other properties that are associated with multiple phase porphyry plutons which intrude older Coast Complex rocks include the Ok prospect north of Powell River and the Quartz Hill deposit in Alaska (+1 billion tons grading 0.15% MoS_2 or 0.09% Mo).

All of the previous explorations on the property have alluded to the fact that the QFP (quartz feldspar porphyry) appears to be unroofed at a shallow level and that there is potential for a large tonnage, low grade porphyry Mo deposit associated with this intrusion. However, until this property is drilled, the extent and overall grade of Mo-Cu mineralization will continue to be unknown, however, significant molybdenum and copper mineralization with values up to 0.68% Mo and 0.82% Cu, in three localities, over a distance of 1,000 metres have been located. The property is close to tidewater and is well situated for development.

All of these prospects will be explored this summer.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

April 2, 2007 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated April 2, 2007

Enclosed is a copy of our News Release dated April 2, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

April 2, 2007 For Immediate Release

UPDATE
LIPTON CLAIM BLOCK – ATKINSON GOLD PROSPECT, JAMES BAY LOWLANDS, ONTARIO

Dentonia Resources Ltd. ("Dentonia") holds four properties (3680 hectares) in the Detour - Atkinson area of northern Ontario. During 2006 Dentonia completed a total of 3,024 metres of diamond drilling on the Lipton claims, located approximately 150 kilometres north of Cochrane, at the northern margin of the Abitibi Greenstone Belt and 15km southeast of the Detour Lake Mine, owned and operated by the Detour Gold Corp.

To date, drilling by Dentonia and by previous companies has identified at least two near surface zones of gold mineralization on the Lipton claims. The highest Au grades have been intersected at the contact between the chemical sediments and the felsic tuffs. This zone (Contact zone) appears to be structurally controlled, dipping to the north and west at approximately 20° (sub parallel to the geology).

The Contact zone ranges from 1.0m to approximately 10.0m in thickness and has been intersected in 21 drill holes with grades ranging from 0.25 g/t Au (over a core length of 1.0m) to 14.4 g/t Au (over a core length of 7.7m).

Approximately 60 metres above the Contact zone a second zone of Au mineralization has been intersected in the mafic volcanic rocks (designated M1).

The M1 zone has been intersected in eleven holes and appears to be parallel to the Contact zone. The M1 zone ranges in thickness from 1.0m to approximately 9.0m and Au grades range from 0.197 g/t to 61.2 g/t (over a core length of 1.0m) with many of the intersections being less than 2.0 g/t Au.

A preliminary resource estimate was completed for the Contact and M1 zones. For the Contact zone the resource was divided into drill indicated and drill inferred categories based on the density of drilling. In the area of 1996 drilling (Better Resources) the resource was classified as drill indicated. The drill indicated resource for the Contact zone is 82,512 tonnes at an uncut grade of 2.05 g/t Au (cut grade of 1.80 g/t Au). The drill inferred resource (area of Dentonia's drill holes) for the Contact zone is 215,568 tonnes at an uncut grade of 6.38 g/t Au (cut grade of 4.34 g/t Au). The estimated drill inferred resource for the M1 zone is 479,105 tonnes at an uncut grade of 2.82 g/t Au (cut grade of 1.88 g/t Au) or in total for both zones, 777,185 tonnes. Both zones are open to the north and north west and further drilling will be required to evaluate their potential.

Currently, data from recently completed high resolution airborne magnetic and VLF-EM survey and ground geophysical surveys are being interpreted.

A program of approximately 3,050 metres in 16 holes has been recommended and is expected to cost in the order of $915,000.00 and should be completed in two stages. The exact locations for the drill holes will be finalized after the data from a high resolution magnetic survey have been reviewed.

Adjacent Property

According to one of their news releases, the Detour Lake deposit contains a near-surface gold resource of 3.4 million ounces (indicated resource of 20 million tonnes grading 2.14 g/t gold containing 1,379,500 ounces and inferred resource of 35.4 million tonnes grading 1.8 g/t containing 2,305,650 ounces). The Detour Lake deposit is situated in the area of the former Detour Lake mine which was operated by Placer Dome and produced 1.8 million ounces of gold from 1983 to 1999.

Paul R. J. Nicholls, P.Eng., is an independent consultant and the manager of the Atkinson Gold Prospect, a qualified person within the meaning of National Instrument 43-101, who has reviewed and approved the technical information contained in this news release.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END